CHOU AMERICA MUTUAL FUNDS
Three Canal Plaza, Suite 600
Portland, ME 04101

April 30, 2014

VIA EDGAR
Ms. Mary A. Cole, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Chou America Mutual Funds (the "Trust") Chou Opportunity Fund Chou Income Fund File Nos.: 333-165300 and 811-22394

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Megan Hadley Koehler, Zachary R. Tackett and Kevin MacDowell of Atlantic Fund Services on April 11, 2014 regarding the Trust's Post-Effective Amendment No. 9 to its Registration Statement on Form N-1A ("PEA No. 9"). PEA No. 9 was filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to Rule 485(a) under the Securities Act of 1933, as amended ("1933 Act"), on Form N-1A on February 28, 2014, and will become effective on May 1, 2014.

For your convenience in reviewing the Trust's responses, your comments and suggestions are included in bold typeface immediately followed by the Trust's response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 9.

In addition, in connection with this filing, the Trust hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve the Trust from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 30, 2014

Prospectus

1. Comment: On page 2, with respect to the Opportunity Fund, please disclose the standards for maturity and quality of debt securities that the Opportunity Fund may invest in.

Response: The Trust confirms that Page 2 already contains disclosure to the effect that the Opportunity Fund may invest in debt securities that are of any credit quality and maturity, including securities rated below investment grade (i.e., "junk bonds" that are rated below "Baa3" or lower by Moody's or "BBB-" or lower by S&P or unrated), and securities in default or distressed.

2. Comment: Please confirm in your response that if a Fund will sell or write credit default swap agreements, it will set aside the full notional value of the swap to cover its position under the swap agreement.

Response: The Trust confirms that to the extent a Fund will sell or write credit default swap agreements it intends to set aside the full notional value of the swap to cover its position in accordance with Investment Company Act Release No. 10666 and related Commission and staff guidance.

3. Comment: In the Principal Investment Strategies section, you state that each Fund may invest in equity securities of companies located in developed and emerging markets. Please provide disclosure regarding the risks associated with investments in emerging markets in accordance with Form N-1A Item 4.

Response: The Trust has provided additional risk disclosure regarding emerging markets.

4. Comment: In the Detailed Information on Risks Factors, you include Short Selling Risk. Please provide disclosure under item 4 stating that each Fund may engage in short selling.

Response: The Trust confirms that although each Fund may engage in short selling it does so as a non-principal investment strategy.

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U.S. Securities and Exchange Commission
April 30, 2014

If you have any questions regarding the enclosed information, please contact me directly at (207) 347-2030.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler
Secretary

cc: Todd P. Zerega
Andrew P. Cross
Reed Smith LLP